Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Registration Statement of Medical Transcription Billing, Corp. and subsidiary on Form S-1 of our report dated November 12, 2013 related to the combined financial statements of Metro Medical Management Services, Inc. and MedDerm Billing Inc. as of and for the years ended December 31, 2012 and 2011 (which report expresses an unqualified opinion and includes an explanatory paragraph related to the sale of Metro Medical Management Services, Inc. and MedDerm Billing Inc. to Medical Transcription Billing, Corp), appearing in the prospectus, which is part of this Registration Statement, and to the reference to us under the heading "Experts" in such prospectus.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

December 20, 2013